DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

June 23, 2006

VIA EDGAR TRANSMISSION & FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:   DPL Inc.
 Registration Statement No. 333-132862

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (Securities Act), DPL Inc. (DPL) hereby respectfully requests that the Registration Statement on Form S-4, as amended by Pre-effective amendment no. 1 filed on June 23, 2006 (Registration Statement), in connection with the registration under the Securities Act of $175,000,000 principal amount of DPL’s 8% Senior Notes Series Due 2009 (Registered Senior Notes) be declared effective at 10:00 a.m. on Tuesday, June 27, 2006, or as soon thereafter as practicable.

DPL acknowledges that:

•
should the Securities and Exchange Commission (Commission) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve DPL from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	DPL may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 460 under the Securities Act, DPL wishes to advise the Commission that no copies of the Preliminary Prospectus, Subject to Completion, contained in the Registration Statement have been distributed to any underwriters, broker-dealers or potential exchange offerees.

DPL hereby also confirms to the Commission that DPL has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the

Registered Senior Notes to be received in the Exchange Offer (as such term is defined in the Registration Statement) and, to the best of DPL’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Registered Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of the Registered Senior Notes to be received in the Exchange Offer.

Very truly yours,
DPL Inc.
By:	/s/ Miggie E. Cramblit
Miggie E. Cramblit
(Attorney-in-Fact)

cc: Mr. Scott Anderegg